貝克·麥堅時律師事務所

Central, Hong Kong SAR
香港中環
夏慤道10號
和記大廈14樓
Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

[redacted]

07025355

RECEIVED
2007 JUL 18 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 10, 2007

Our ref: 32002208-000004

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

SUPPL

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated July 4, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2475 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Ip / Ingrid Ling
Encl.

PROCESSED
JUL 20 2007
THOMSON FINANCIAL

7/19

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission on July 4, 2007:

1. Announcement of Notification – Sale of Container Carriers by China Shipping Development Company Limited, released on July 10, 2007.

2. Announcement of Notification – Anticipated Profit Increase by China Shipping Development Company Limited, released on July 10, 2007.

B31

THE STANDARD 10 JUL 2007

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司*

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 1138)

NOTIFICATION
SALE OF CONTAINER CARRIERS

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and at the website of China Shipping Development Company Limited at http://www.cnshippingdev.com.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of this matter.

The announcement is available for inspection to the public at no charge at 20/F, Alexandra House, 16-20 Chater Road, Central, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:30 p.m., Monday to Friday, from today until 10 August 2007. Copies will be provided upon request at a cost of HK$3.00 per sheet.

By Order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, 9 July 2007

* *For identification purpose only*

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司*

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 1138)

NOTIFICATION
ANTICIPATED PROFIT INCREASE

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and at the website of China Shipping Development Company Limited at http://www.cnshippingdev.com.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of this matter.

The announcement is available for inspection to the public at no charge at 20/F, Alexandra House, 16-20 Chater Road, Central, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:30 p.m., Monday to Friday, from today until 10 August 2007. Copies will be provided upon request at a cost of HK$3.00 per sheet.

By Order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, 9 July 2007

* *For identification purpose only*

This announcement is made in compliance with the simultaneous dissemination of information requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Company's A shares are listed on the Shanghai Stock Exchange, and it has been requested by the Shanghai Stock Exchange to make an announcement similar to this announcement.

1. The Sale and Purchase Agreements entered into on 9 July 2007

1.1 *The Parties*

Seller: The Company

Buyer: Shanghai Puhai

1.2 *The Container Carriers*

The Container Carriers were built for the Company by Shanghai Zhonghua Shipyard, an independent third party in China, and have been put into service since 1985, 1985 and 1986 respectively, with tonnages of 6,770 DWT, 6,512 DWT and 6,770 DWT respectively.

1.3 *Sale of the Container Carriers*

Pursuant to the Sale and Purchase Agreements, the Company has agreed to sell the Container Carriers as second-hand vessels, while Shanghai Puhai has agreed to purchase the Container Carriers.

1.4 *Consideration*

RMB28,000,000 (approximately HK$28,865,979), which has been determined by reference to the appraised values of the Container Carriers as at 28 February 2007 by an independent and qualified PRC valuer, China Tong Cheng Assets Appraisal Co., Ltd. As set out in the report, as at 28 February 2007, each of the Container Carriers has been valued at RMB8,354,363, RMB8,354,363 and RMB9,233,770 respectively, with an aggregate of RMB25,942,496. The valuation was made on the basis of, among others, the relevant PRC regulations, industry information, information relating to the Container Carriers (including design specifications, list of facilities and equipment, technical specifications, explanations by the Container Carriers' operators as to the technical status and usage conditions of the Container Carriers, inspection reports, repair and facility upgrade records, onsite inspection records, and operational history) and market value of second hand vessels.

The Directors are of the opinion that the relevant consideration has been determined after arms length negotiation, and is fair and reasonable so far as the Company and its shareholders are concerned.

1.5 ***Payment terms***

The consideration shall be payable in cash by two installments: the first installment RMB2,800,000 (approximately HK$2,886,598) (being 10% of the total consideration) shall be payable within three business days after the date of the signing of the Sale and Purchase Agreements, while the second installment RMB25,200,000 (approximately HK$25,979,381) (being 90% of the total consideration) shall be payable on or before 31 July 2007.

1.6 ***Financial Information relating to the Container Carriers***

As at 28 February 2007, the Container Carriers had carrying values of RMB1,342,849.82, RMB1,543,920.8 and RMB2,563,094.89 respectively, with a total of RMB5,449,865.51. The net profit from the sale of the Container Carriers (i.e. the difference between the consideration of the sale and the carrying amount of the Container Carriers) is expected to be RMB22,550,134.49. It is intended that the net proceeds from the sale of the Container Carriers will be used as working capital.

For the two financial years ended 31 December 2006, the attributable net loss before tax and extraordinary items of the Container Carriers was RMB1,290,828, while the attributable loss after tax and extraordinary items of the Container Carriers was RMB1,429,428.

The financial information in relation to the Container Carriers above were prepared based on the PRC generally accepted accounting principles.

1.7 ***Delivery***

The Container Carriers will be delivered to Shanghai Puhai in Dalian, Tianjin and Shanghai respectively on or before 31 July 2007.

1.8 ***Other Terms***

The costs and risks in respect of the Container Carriers incurred before the delivery of the Container Carriers will be borne by the Company. The costs and risks in respect of the Container Carriers immediately following the delivery will be borne by Shanghai Puhai.

4. **Requirements of the Listing Rules**

Under the Listing Rules, CSC has become the controlling shareholder of the Company by virtue of holding approximately 47.46% of the issued share capital of the Company. Shanghai Puhai is a 99% subsidiary of CSCL, and CSC holds approximately 59.87% of the issued share capital of CSCL. Therefore, Shanghai Puhai is a connected person (as defined in the Listing Rules) of the Company. Given the above reason, the Transaction constitutes a connected transaction of the Company for the purpose of the Listing Rules.

As each of the applicable percentage ratios in respect of the Transaction is less than 0.1%, the Transaction is not subject to the reporting and announcement requirements as set out in Rules 14A.45 to 14A.47 of the Listing Rules and is not subject to Independent Shareholders' approval. The Group does not have any prior transaction in connection with sale and purchase of vessels with CSCL or Shanghai Puhai in the past 12 months.

Disclosure on the Transaction will be made in the annual report of the Company for 2007 in accordance with the relevant requirements of the Listing Rules.

The terms and conditions of the Transaction have been determined through arms length negotiations and the Transaction has been conducted in the ordinary and usual course of business of the Company. The Board (including Independent Directors) are of the opinion that the Transaction has been entered into under normal commercial terms, the terms of the Transaction are fair and reasonable, and are in the interests of the Company and its shareholders as a whole.

This announcement is made in compliance with the simultaneous dissemination of information requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Company's A shares are listed on the Shanghai Stock Exchange, and it has been requested by the Shanghai Stock Exchange to make an announcement similar to this announcement.

"Shanghai Puhai"	Shanghai Puhai Shipping Co., Ltd (上海浦海航運有限公司), a subsidiary of CSCL; and
"Transaction"	the transaction contemplated under the Sale and Purchase Agreements.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the PRC 9 July 2007

Note: Unless otherwise specified, the conversion of HK$ into RMB is based on the exchange rate of HK$1.00 = RMB0.97.

As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Ma Zehua, Mr. Lin Jianqing,. Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive directors, Mr. Ma Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 1138)

ANTICIPATED PROFIT INCREASE

Pursuant to the Shanghai Stock Exchange Listing Rules, the Board of directors of the Company hereby announces that the net profit of the Company for the six months ended 30 June 2007 (prepared in accordance with PRC accounting standards) is expected to increase by more than 50% as compared with the same period in 2006.

This announcement has been made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Based on its preliminary review of the relevant operating results and financial statements of China Shipping Development Company Limited (the "**Company**") together with its subsidiaries (the "**Group**"), the board of directors (the "**Board**") expects the net profit of the Company for the first half of 2007 (i.e. prepared in accordance with PRC accounting standards) to increase by more than 50% as compared with the same period in 2006. The main reason is as follows:

In 2006, the Group acquired 42 bulk carriers from its parent company China Shipping (Group) Company and its subsidiaries. The 42 bulk carriers have been delivered to the Group and commenced operations at the beginning of 2007. As a result, the total shipping capacity of the bulk fleet of the Group increased by 1.4 million dead weight tones.

The unaudited results of the Company for the first half of 2007 will be disclosed in the interim report of the Company for 2007, and is currently expected to be published in mid-August 2007.

END